UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): SEPTEMBER 25, 2007

LEXIT TECHNOLOGY, INC.
(Name of Small Business Issuer as specified in its charter)

Colorado	000-52503	
(State or other	(Commission File	(IRS Employer
jurisdiction of	Number)	Number)

7486 La Jolla Blvd., Suite 479
La Jolla, CA 92037
P: 877-565-0515
F: 302-861-3738

(Address of principal executive offices and zip code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

[] Written communications pursuant to Rule 425 under the Securities Act
   (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act
   (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the
   Exchange Act (17 CFR 240.14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the
   Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On or before September 25, 2007 (the "Closing Date"), pursuant to the terms of a Share Purchase Agreement dated August 22, 2007 (the "Agreement"), AL Kennedy of 9595 Wilshire Blvd, Beverly Hills, CA 90212, will purchase 1,390,000 shares (the "Shares") of Lexit Technology, Inc., a Colorado corporation (the "Company" or "Registrant"), common stock from Walter Reed, the sole shareholder, officer and director of the Company, in a private purchase transaction.

A copy of the Agreement is attached hereto as an exhibit. The foregoing description is modified by such reference.

ITEM 5.01 CHANGES IN CONTROL OF REGISTRANT.

Pursuant to the terms of a Share Purchase Agreement, AL Kennedy will purchase 1,390,000 shares of the Company's common stock from Walter Reed, the sole shareholder, officer and director of the Company. The total of 1,390,000 shares represents 100% of the Company's issued and outstanding common stock. On or before September 25, 2007, AL Kennedy will pay $5,000 in cash to Walter Reed for his shares. Immediately after the Closing, AL Kennedy will become the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended. As part of the Acquisition and pursuant to the Share Purchase Agreement, the following changes to the Company's directors and officers will occur on September 25, 2007 (the "Closing Date," as defined in the Agreement):

- Walter Reed will resign as the Company's President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective September 25, 2007.

- AL Kennedy will be appointed as the Company's President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective as of September 25, 2007.

- Walter Reed will then resign as a member of the Board of Directors of the Company.

In connection with this change in control, effective September 25, 2007, the Company's new address will be at 9595 Wilshire Blvd., Beverly Hills, CA 90212.

ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

Walter Reed will resign as the Company's Director effective September 25, 2007. The resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Walter Reed will resign as the Company's President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective September 25, 2007.

AL Kennedy will be appointed as the Company's President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective on September 25, 2007

AL Kennedy will be appointed as the Company's sole Director effective on September 25, 2007.

AL Kennedy has over 15 years experience in accounting and estate planning, and most recently has provided financial and accounting services as an independent consultant serving the commercial gaming industry.

ITEM 9.01 FINANCIAL STATEMENT AND EXHIBITS.

(a) Financial Statements of Business Acquired.

   None.

(b) Pro Forma Financial Information.

   None.

(c) Exhibits.

      10.1   Share Purchase Agreement dated as of August 22, 2007 between Walter Reed and AL Kennedy.

      99.1   Resignation from Walter Reed dated September 25, 2007.

       SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

       LEXIT TECHNOLOGY, INC.

       By: /s/ Walter Reed

       Name: Walter Reed
       Title: President and Chief executive
          Officer

Date: September 30, 2007

EXHIBIT 10.1

SHARE PURCHASE AGREEMENT

This Agreement made as of the 22nd day of August, 2007 ("Agreement"), by and between WALTER REED, with an address at P.O. Box 152112, San Diego, CA 92019 ("Seller"), and AL KENNEDY with an address at 9595 Wilshire Blvd., Beverly Hills, CA 90212 ("Purchaser").

W I T N E S S E T H:

WHEREAS, Seller is the record owner and holder of 1,390,000 Common Shares, par value $.001 par value (the "Shares"), of LEXIT TECHNOLOGY, INC., a Colorado corporation ("Corporation"), which Corporation has 1,390,000 shares of common stock, issued and outstanding as of the date of this Agreement, as more fully described in the attached Exhibit A.

WHEREAS, Purchaser desires to purchase all 1,390,000 of the Shares from Seller, which constitutes 100% of the Corporation's issued and outstanding shares as of the date of this Agreement and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Corporation's Shares, it is hereby agreed, as follows:

1. PURCHASE AND SALE OF SHARES. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and the Seller agrees to sell to Purchaser at the Closing, 1,390,000 of Seller's Shares for a total price of Five Thousand and 00/100 dollars ($5,000.00) (the "Purchase Price").

2. GOOD FAITH DEPOSIT. At the Closing, as defined below, Purchaser will pay the Purchase Price of Five Thousand and 00/100 dollars ($5,000.00) to Seller by wire transfer.

3. CLOSING. The purchase and sale of the Shares shall take place on or before September 25, 2007; at such time and place as the Purchaser and Seller mutually agree upon orally or in writing (which time and place are designated as the "Closing"). At Closing, Purchaser shall deliver to Seller, in cash, by wire transfer to an account to be designated by Seller, the balance of the Purchase Price in the amount of Five Thousand and 00/100 dollars ($5,000.00), and Seller will immediately deliver the following to Purchaser: (A) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchaser or accompanied by appropriate stock powers, (B) the original of the Certificate of Incorporation and bylaws, (C) all corporate books and records (including all accounting records and SEC filings to date); and (D) written resignations of incumbent directors and officers of the Corporation.

4. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller, as sole director and officer of Corporation, hereby represents and warrants to Purchaser that:

(i) Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Colorado and has the corporate power and authority to carry on the business it is now being conducted. Corporation and/or Seller do not require any consent and/or authorization, declaration or filing with any government or regulatory authority to undertake any actions herein;

(ii) Corporation has filed with the United States Securities and Exchange Commission (`SEC") a registration statement on Form 10-SB effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.

(iii) Corporation has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.

(iv) Corporation is newly formed with no financial information available other than the financial information included in its SEC filings;

(v) There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation. Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis whatsoever;

(vi) The Corporation has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner;

(vii) The Corporation and/or Seller does not have in effect nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options arrangements, bonus, stock purchase agreements, incentive or profit-sharing plans;

(viii) No person or firm has, or will have, any right, interest or valid claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein as a finder or broker or in any similar capacity as a result of any act or omission by the Corporation and/or Seller or anyone acting on behalf of the Corporation and/or Seller;

(ix) The business and operation of the Corporation has and will be conducted in accordance with all applicable laws, rules, regulations, judgments. Neither the execution, delivery or performance of this Agreement (A) violates the Corporation's by-laws, Certificate of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act ("Act") or other applicable state securities laws;

(x) Corporation has not conducted any business and/or entered into any agreements with third-parties;

(xi) This Agreement has been duly executed and delivered by constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;

(xii) Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances;

(xiii)Seller warrants that the Corporation being transferred shall be transferred with no liabilities and little or no assets, and shall defend and hold Purchaser and the Corporation harmless against any action by any third party against either of them arising out of, or as a consequence of, any act or omission of Seller or the Corporation prior to, or during the closing contemplated by this contract of sale; and,

(xiv) The information contained on Exhibit A is true and correct.

5. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller that:

(i) Purchaser has the power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms;

(ii) The execution, delivery and performance of this Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;

(iii) At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising; and,

(iv) Purchaser is purchasing the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.

(v) The Purchaser is an "accredited investor" as defined under Rule 501 under the Securities Act.

(vi) Purchaser hereby agrees that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

6. NOTICES. Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

    Seller: Walter Reed
               P.O. Box 152112
               San Diego, CA 92195

    Purchaser: AL Kennedy
               9595 Wilshire Blvd.
               Beverly Hills, CA 92012

7. GOVERNING LAW. This Agreement shall be interpreted and governed in accordance with the laws of the State of Colorado. The parties herein waive trial by jury. In the event that litigation results or arise out of this Agreement or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney's fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

8. CONDITIONS TO CLOSING. The Closing is conditioned upon the fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects as of the date of Closing.

9. SEVERABILITY. In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

10. ENTIRE AGREEMENT. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

11. INVALIDITY. If any paragraph of this Agreement shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or effect any other clause, Paragraph, section or part of this Agreement.

12. GENDER AND NUMBER; SECTION HEADINGS. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13. AMENDMENTS. No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

14. ASSIGNMENT. Neither party may assign this Agreement without the express written consent of the other party. Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings.

15. CLOSING DOCUMENTS. Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this Agreement. This paragraph shall survive the Closing.

16.   EXCLUSIVE AGREEMENT; AMENDMENT. This Agreement supersedes   all prior agreements or understandings among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

17. FACSIMILE SIGNATURES. Execution of this Agreement and delivery of signed copies thereof by facsimile signatures from the parties hereto or their agents is acceptable to the parties who waive any objections or defenses based upon lack of an original signature.

18. PUBLICITY.   Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

/s/ AL Kennedy

AL KENNEDY

/s/ Walter Reed

WALTER REED

EXHIBIT 99.1

Walter Reed
P.O. Box 152112
San Diego, CA 92195

September 25, 2007

Lexit Technology, Inc.
c/o AL Kennedy
9595 Wilshire Blvd.
Beverly Hills, CA 92012

LETTER OF RESIGNATION

Dear Sirs:

I hereby resign (to be effective as discussed below) as Director, President, Secretary and Treasurer of Lexit Technology, Inc., a Colorado corporation (the "Company").

My resignation will be effective immediately following the consummation of the Share Purchase Agreement, dated August 22, 2007, between Walter Reed and AL Kennedy.

My resignation is not due to any disagreement with the Company on any matter relating to the Company's operations, policies, practices, or otherwise.

Further, I confirm that I have no claim against the Company whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Yours faithfully,

/s/ Walter Reed

Walter Reed